UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CLS Holdings USA, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

12565J100

(CUSIP Number)

Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, Florida 33156

(888) 438-9132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12565J100	Page 2 of 6

1	NAMES OF REPORTING PERSONS Frank Koretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		20,115,933 (1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

20,115,933 (1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,115,933 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.84% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 12565J100	Page 3 of 6

(1)

Reflects (a) 13,474,821 shares owned by Mr. Koretsky; (b) 1,198,568 shares acquirable upon the exercise of common stock purchase warrants held by Mr. Koretsky; and (c) 5,442,544 shares owned by Newcan Investment Partners LLC, a Delaware limited liability company wholly owned by Mr. Koretsky (“Newcan”).

(2)

Calculated on the basis of 127,012,663 shares of Common Stock, consisting of 125,814,095 shares outstanding as of January 11, 2019, as reported on the Company’s Form 10-Q for the quarter ended November 30, 2018 filed January 14, 2019, plus 1,198,568 shares acquirable upon the exercise of common stock purchase warrants held by Mr. Koretsky.

CUSIP No. 12565J100	Page 4 of 6

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the information provided in the Statement on Schedule 13D filed on June 6, 2017 (the “Original Schedule 13D”) Amendment No. 1 to the Original Schedule 13D filed on February 20, 2018 (“Amendment No. 1,”, and Amendment No. 2 to the Original Schedule 13D filed on May 31, 2018 (“Amendment No. 2,” and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 of Schedule 13D is hereby amended and restated as follows:

Title of Class of Securities

Common Stock $.0001 par value (the “Common Stock”)

Name and Address of Issuer

CLS Holdings USA, Inc. (the “Issuer” or the “Company”)

11767 South Dixie Highway, Suite 115

Miami, Florida 33156

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended by adding the following:

The source of the funds for the acquisition of the special warrants that were automatically exercised into the Common Stock and common stock purchase warrants was the personal funds of Mr. Koretsky.

ITEM 4.	PURPOSE OF TRANSACTIONS

Item 4 of Schedule 13D is hereby amended and supplemented by the addition of the following:

The purpose of the transactions reported in this Amendment No. 3 was to increase Mr. Koretsky’s beneficial ownership by purchasing special warrants convertible into additional shares of Common Stock and common stock purchase warrants, which he plans to hold for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) Mr. Koretsky individually owns and exercises sole voting and dispositive power over 13,474,821 shares of Common Stock. In addition, Mr. Koretsky may be deemed to be the beneficial owner of an additional 1,198,568 shares of Common Stock underlying warrants held by him. Further, as the sole member of Newcan, Mr. Koretsky may be deemed to have sole voting and dispositive power over the Common Stock owned by Newcan for purposes of Rule 13d-3 and may be deemed to be the beneficial owner of an additional 5,442,544 shares of Common Stock owned by this entity. Collectively, these shares represent approximately 15.84% of the outstanding shares of Common Stock of the Company, calculated on the basis of 127,012,663 shares of Common Stock, consisting of 125,814,095 shares outstanding as of January 11, 2019, as reported, plus 1,198,568 shares acquirable upon the exercise of common stock purchase warrants held by Mr. Koretsky.

CUSIP No. 12565J100	Page 5 of 6

(c)     On June 20, 2018, Mr. Koretsky purchased 1,089,608 special warrants of the Company pursuant to a private transaction between the Company and Mr. Koretsky. The special warrants were issued pursuant to the terms of a special warrant indenture dated June 20, 2018 between the Company and Odyssey Trust Company, as special warrant agent thereunder. Upon the deemed exercise of the special warrants on November 30, 2018, pursuant to their terms, Mr. Koretsky received 1.1 units of the Company per special warrant, each such unit consisting of one share and one warrant which entitles Mr. Koretsky to purchase one warrant share at a price of CAD$0.65 per warrant share for a period of 36 months following the date the Common Shares are listed on a recognized Canadian stock exchange, which occurred in January 2019.

On August 6, 2018, the Company issued a convertible promissory note to Newcan in the amount of $75,000 (the “Note”), to finalize the terms of repayment with respect to certain loans made to the Company by Newcan. The Note was unsecured and bore interest at the rate of 10% per annum, with all accrued interest due on October 1, 2019 and principal payable in eight equal quarterly installments, together with accrued interest, commencing on January 1, 2020. The Note entitled Newcan, at any time prior to payment or prepayment in full, to convert all principal and accrued interest thereunder, in whole or in part, into securities of the Company, with each $.040 converted resulting in the issuance of one share of the Corporation’ common stock. On October 23, 2018, Newcan converted the Note and accrued interest in the amount of $3,534.25 into 196,336 shares of common stock.

Neither Mr. Koretsky nor Newcan effected any other transactions in any class of equity securities of the Company in the sixty days prior to the filing of this statement.

(d)     Inapplicable.

(e)     Inapplicable.

CUSIP No. 12565J100	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2019	/s/ Frank Koretsky Frank Koretsky